

SECURI[illegible] 17017976

SEC Mail Processing Section

JUN 12 2017

Washington DC 408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14358 N. Frank Lloyd Wright Blvd., Suite B-14
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Conway (480) 247-6874
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2017 JUN 12 PM 2:50 SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Fairport Capital Inc.

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

March 31, 2017

Fairport Capital, Inc.

Fairport Capital Inc.
Table of Contents

OATH OR AFFIRMATION

I, Patrick Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc., as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANNA W LEWIS
Notary Public - Arizona
Maricopa County
My Comm. Expires Jan 15, 2021

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
Fairport Capital Inc
14358 N Frank Loyd Wright Blvd
Suite B-14
Scottsdale, AZ 85260

Report on the Financial Statements

I have audited the accompanying financial statements of **Fairport Capital Managemet** (the "Company") which comprise the statement of financial condition as of **March 31, 2017**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairport Capital, Inc as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
May 25, 2017

Fairport Capital Inc.
Statements of Financial Condition
March 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and equivalents	$ 96,030	$ 83,080
Commissions receivable	9,825	1,672
Prepaid rent	1,459	1,469
Deferred tax asset	342	-
Total current assets	107,656	86,221
Property and equipment		
Office equipment	5,864	5,864
Accumulated depreciation	(5,864)	(5,751)
Net property and equipment	-	113
Other assets		
Security deposit	1,200	1,200
Total other assets	1,200	1,200
Total assets	$ 108,856	$ 87,534
Liabilities and Shareholder's Equity		
Current liabilities		
Accounts payable	$ 71,118	$ 52,746
Accrued liabilities	6,998	6,566
Income taxes payable	1,272	1,869
Deferred tax liability		57
Total current liabilities	79,388	61,238
Shareholder's equity		
Common stock - authorized 5,000 shares no par value		
Issued and outstanding 2,000 shares	43,950	43,950
Treasury stock - at cost	(14,180)	(14,180)
Accumulated deficit	(302)	(3,474)
Total shareholder's equity	29,468	26,296
Total liabilities and shareholder's equity	$ 108,856	$ 87,534

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statements of Income and Changes in Retained Earnings
For the Years Ended March 31, 2017 and 2016

	2017	2016
Revenues		
Commisions and fees revenue	$ 658,852	$ 567,192
Interest income	46	60
Reimbursed expenses	26,378	7,622
Total revenues	685,276	574,874
Operating expenses		
Auto	19,419	18,590
Bank services charges	700	370
Client development	12,452	19,776
Commissions paid	544,076	422,249
Consulting	250	1,592
Contributions	2,781	3,781
Depreciation	113	113
Dues and subscriptions	813	3,143
Insurance	1,707	3,577
Interest	-	6,610
Medical benefit plan	14,859	26,407
Office supplies	8,278	6,472
Other taxes	(102)	550
Postage	497	343
Professional fees	6,000	4,750
Regulatory fees	31,723	15,183
Rent	15,191	15,792
Telephone	4,841	5,773
Travel	18,905	21,553
Total operating expenses	682,503	576,624
Net income (loss) before taxes	2,773	(1,750)
Tax provision (benefit)		
Current tax provision (benefit)	-	(487)
Deferred tax benefit	(399)	(134)
Total tax provision (benefit)	(399)	(621)
Net income (loss) after taxes	3,172	(1,129)
Beginning accumulated deficit	(3,474)	(2,345)
Accumulated deficit	$ (302)	$ (3,474)

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statements of Changes in Shareholder Equity
For the Years Ended March 31, 2017 and 2016

	2017			2016		
	Common Stock	Treasury Stock	Accumulated Deficit	Common Stock	Treasury Stock	Accumulated Deficit
Beginning	$ 43,950	$ (14,180)	$ (3,474)	$ 43,950	$ (14,180)	$ (2,345)
Net income (loss)			3,172			(1,129)
Ending	$ 43,950	$ (14,180)	$ (302)	$ 43,950	$ (14,180)	$ (3,474)

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statements of Cash Flows
For the Years Ended March 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income (loss)	$ 3,172	$ (1,129)
Adjustments to reconcile change in net income (loss) to cash provided (used) by operating activities:		
Depreciation	113	114
Deferred tax benefit	(399)	(134)
(Increase) decrease in commissions receivable	(8,153)	6,072
(Increase) decrease in prepaid rent	10	(1,367)
Increase (decrease) in accounts payable	18,372	(34,802)
Increase (decrease) in accrued liabilities	432	(1,308)
Decrease in income taxes payable	(597)	(487)
Total adjustments	9,778	(31,912)
Net cash provided (used) by operating activities	12,950	(33,041)
Net increase (decrease) in cash and cash equivalents	12,950	(33,041)
Beginning cash and cash equivalents	83,080	116,121
Ending cash and cash equivalents	$ 96,030	$ 83,080
Supplemental data:		
Interest paid	$ -	$ 6,610

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Notes to Financial Statements
March 31, 2017
(See Report of Independent Registered Public Accounting Firm)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984 in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

During 2013 the Company relocated all operations from Connecticut to Arizona.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable are carried at cost. No allowance for uncollectable accounts is required at March 31, 2017 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2015 to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

Fairport Capital Inc.
Notes to Financial Statements
March 31, 2017
(See Report of Independent Registered Public Accounting Firm)

Officer's Salaries - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $60,117 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection in order to be certain the Company has sufficient operating capital. The Company paid the president $6,610 of interest on the unpaid balance during the year ended March 31, 2016.

The Company paid $1,750 for each of the years ended March 31, 2017 and 2016 to the president for accounting services.

The Company president personally guarantees the office lease.

NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The net deferred tax asset in the accompanying balance sheet at March 31, 2017 and 2016 includes the following items:

	2017	2016
Deferred tax asset	$ 342	$ -
Deferred tax liability	-	(57)
Net deferred tax liability	$ 342	$ (57)

Deferred taxes are related to a net operating loss carryforward and depreciation.

The components of income tax expense (benefit) related to continuing operations at March 31, 2017 and 2016 are as follows:

	2017	2016
Federal		
Current provision (benefit)	$ -	$ (487)
Deferred provision (benefit)	(239)	(80)
	(239)	(567)
State		
Current provision	-	-
Deferred provision (benefit)	(160)	(54)
	(160)	(54)
Totals	$ (399)	$ (621)

NOTE 5-LEASE COMMITMENTS

The Company leases office space under a non-cancelable lease arrangement, which was renewed in 2017 for another three years to August 31, 2018. Lease payments over the next five years are as follows:

For the year ended	
2018	$ 16,195
2019	6,646
2020	
2021	
2022	
Thereafter	
	$ 22,841

Rent expense was $15,191 and $15,792 for the years ended March 31, 2017 and 2016, respectively.

NOTE 6-CONCENTRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities and mutual funds.

NOTE 7-NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2017, the Company had net capital of $16,642, which was $11,347 in excess of its required net capital which is the greater of $5,000 or 6 2/3 of aggregate indebtedness, whichever is greater. Therefore, with $79,388 in AI, the firm's net capital requirement is $5,295. The Company's ratio of indebtedness to net capital was 477 to 1.

NOTE 8-SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2017 through April 19, 2017, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Fairport Capital, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2017

Computation of Net Capital

Total Stockholder's Equity	$	29,468
Non-Allowable Assets	$	12,826
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	16,642

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	5,295
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,295
Excess Net Capital	$	11,347

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$79,388
Percentage of Aggregate Indebtedness to Net Capital	477.03%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of March 31, 2017	$	19,723
Adjustments		
Increase (Decrease) in Equity	$	(2,795)
(Increase) Decrease in Non-Allowable Assets	$	(286)
(Increase) Decrease in Securities Haircuts	$	-
Net Capital per Audit	$	16,642
Reconciled Difference	$	-

Fairport Capital Inc.
Exemption Report Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
March 31, 2017

Fairport Capital Inc. (The Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To its best knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.R.R. §240.15c3-3 under section k(2)(i)

(2) The Company met such exemption provisions in § 240.15c3-3 (k)(2)(i) for the entire period from April 1, 2016 through March 31, 2017 without exception.

I, Patrick Conway, swear or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Patrick Conway, President
April, 18, 2017

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(i)

Pat Conway
Fairport Capital Inc
14358 N Frank Loyd Wright Blvd
Suite B-14
Scottsdale, AZ 85260

Dear Pat Conway:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Fairport Capital Inc identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Fairport Capital Inc claimed an exemption from 17 C.F.R. § 240.15c3-3. Fairport Capital Inc stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception. Fairport Capital Inc's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, Texas
May 25, 2017

Bryant A. Gaudette, CPA

Fairport Capital Inc

Supplementary Schedules Pursuant to SEA Rule
17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31. 2017

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Fairport Capital Inc is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through March 31, 2017, which were agreed to by Fairport Capital Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Fairport Capital Inc's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Fairport Capital Inc's management is responsible for Fairport Capital Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.
2. Compared audited Total Revenue for the period of April 01, 2016 through March 31, 2017 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bryant A. Gaudette, Inc.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
May 25, 2017

Fairport Capital Inc.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended March 31, 2017

Schedule of Assessment Payments

General Assessment	**$**	**53**
<u>Pa\ ments Made:</u>		
Date Paid:		
10/23/09		**832**
Amount used in prior years		**(150)**
		682
Interest on late payment(s)		**-**
Total assessment balance and interest due (refund)	**$**	**(629)**
Prepaid on Form SIPC-7	**$**	**(629)**

See independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).

Fairport Capital Inc.
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended March 31, 2017

Calculation of General Assessment

Total revenues	$	685,276
Additions:		
None		-
Total additions		-
Deductions:		
Revenues pursuant to line 2c(1) - Form SIPC-7		(637,602)
Revenues pursuant to line 2c(8) - Form SIPC-7		(26,424)
Total deductions		(664,026)
SIPC net operating revenues	$	21,250
General assessment (minimum assessment)	$	53

See independent accountant's agreed upon procedures report on schedule of assessment and payments (Form SIPC-7).